FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 23, 2002

MATAV-CABLE SYSTEMS MEDIA LTD.
(Translation of Registrant's Name into English)

42 Pinkas Street, North Industrial Area
Netanya 42134, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark, whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference herein is Registrant's Immediate Notice dated April 18, 2002.

BUSINESS NEWS

FOR IMMEDIATE RELEASE

An Extension Regarding the Sale of Matav's Stake in Partner Communications

NETANYA, Israel – April 18, 2002 – Matav-Cable Systems Media Ltd. (Nasdaq: MATV) today announced that with reference to the press release issued by the Company on April 11, 2002, in which the company has stated that it intends to sell to a subsidiary of Hutchison Whampoa Ltd., 13,778,668 shares of Partner Communications Company Ltd, subject to certain conditions which must be met by April 18, 2002 (the Completion Date), all sides to the agreement have agreed upon extending the Completion Date to April 23, 2002.

Matav is one of Israel's three cable television providers, serving roughly 25 percent of the population. Currently, Matav's investments include 15 percent of Partner Communications Ltd., a GSM mobile phone company and 10 percent of Barak Ltd., one of the three providers of international long distance telephony calls.

(This press release contains forward-looking statements with respect to the Company's business, financial condition and results of operations. These forward-looking statements are based on the current expectations of the management of Matav Cable only, and are subject to risk and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the company's products, inability to timely develop and introduce new technologies, products and applications, loss of market share and pressure on

pricing resulting from competition, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting the company, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission.)

Contacts:
Ori Gur-Arieh, Counsel   Matav Cable Systems   Tel.+972-9-860-2261

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATAV-CABLE SYSTEMS MEDIA LTD.
(Registrant)

By: ______________________________
Amit Levin
Chief Executive Officer

Dated: April 23, 2002